Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Service Providers,” “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated August 1, 2024, and each included in this Post-Effective Amendment No. 8 to the Registration Statement (Form N-2, File No. 333-228850) of Principal Real Asset Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 23, 2024, with respect to the financial statements and financial highlights of Principal Real Asset Fund (the “Fund”) included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
July 26, 2024